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                                  EXHIBIT 99.1


RESULTS OF THE FIFTEENTH ANNUAL GENERAL MEETING HELD ON 14 MAY 2003

Chartered Semiconductor Manufacturing Ltd (the "Company") is pleased to inform that at its Fifteenth Annual General Meeting of shareholders held at 3.00 p.m. today, all resolutions relating to the following matters as set out in the Notice of Annual General Meeting dated 14 April 2003 were duly approved and passed by the shareholders :

1. Adoption of the Audited Accounts and reports of Directors and Auditors for the year ended 2002;

2.    Re-election of the following Directors:

      (i)      Mr James A. Norling
      (ii)     Mr Sum Soon Lim
      (iii)    Mr Robert E. La Blanc
      (iv)     Mr Chia Song Hwee

3.    Re-appointment of Mr Charles E. Thompson as a Director;

4.    Re-appointment of KPMG as the Company's Auditors;

5.    Approval of Directors' fees of US$439,500;

6(a). Authority for the Directors to allot and issue shares in the capital of the Company;

6(b). Authority for the Directors to create and issue securities;

6(c). Authority to offer and grant options and to allot and issue shares pursuant to the Company's Share Option Plan 1999;

6(d). Authority to offer and grant rights and to allot and issue shares pursuant to the Company's Employee Share Purchase Plan 2001; and

6(e). Authority to offer and grant rights and to allot and issue shares pursuant to the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd.